Med-X Systems, Inc.
2 West 46th Street, 2nd Floor
New York, NY 10036

April 29, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ethan Horowitz

Re:	Med-X Systems, Inc. – Commission File No. 000-33107 (the “Registrant”)
Amendment No. 2 to Current Report on Form 8-K/A Filed on April 18, 2008

Dear Mr. Horowitz:

The Registrant is today filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to its Current Report on Form 8-K (“Amendment No. 2”).  Amendment No. 2 is being filed in response to the Commission's comment letter, dated April 22, 2008, with respect to Amendment No. 1 to the Registrant’s Current Report on Form 8-K, which was filed with the Commission on April 18, 2008.  In addition to Amendment No. 2, the Registrant hereby provides the following responses to the Commission's comments.  For convenience of reference, the text of the Commission’s comments appears above each of the Registrant’s responses.

1.           Comment:  In accordance with Item 304(a)(1)(i) of Regulation S-B, please amend your filing to specifically disclose whether Thomas Leger & Co., LLP (“Thomas Leger”) resigned, declined to stand for re-election, or was dismissed.  The use of the word terminated is not in compliance with Item 304 of Regulation S-B.

Response:  Thomas Leger resigned from its engagement as the Registrant’s independent accountant, and advised the Registrant and the Commission of its resignation in writing on January 7, 2008.  Amendment No. 2 has been revised accordingly.

2.           Comment:  Please file an updated letter from Thomas Leger as an Exhibit 16 reflecting their agreement or disagreement with the disclosures in your amended 8-K filing.  Please advise Thomas Leger that, consistent with the requirements of Item 304(a)(3) of Regulation S-B, their letter should state whether they agree with each statement made in your filing as it relates to them and, if not, stating the respects in which they do not agree (the former accountant should state the date they believe they were dismissed, etc…).  Also, if they don’t agree with the other dates disclosed (i.e. 2nd paragraph in the Exhibit – reportable events subsequent to August 14, 2007), please have the former accountants identify and disclose the appropriate date.

Response:  An updated letter from Thomas Leger will be filed by amendment within ten business days after the date of filing of Amendment No. 2, and the Registrant has advised Thomas Leger in accordance with the Commission’s comment.

3.           Comment:  Please tell us why the Exhibit 16 letter from Thomas Leger indicates that there is a discrepancy in the date that your relationship with them ceased and, if that date was August 30, 2007, why they have no basis to agree or disagree as to reportable events subsequent to August 14, 2007.  Tell us when you notified them as to their dismissal, if applicable.

Response:  The Registrant’s Quarterly Report on Form 10-QSB, for the second quarter of 2007, was filed with the Commission on August 14, 2007. Subsequent to its review of the Registrant’s 2007 2Q 10-QSB, Thomas Leger has not reviewed any of the Registrant’s financial statements.  Accordingly, Thomas Leger has no basis to agree or disagree as to reportable events subsequent to August 14, 2007.  As noted in response to comment 1 above, Thomas Leger notified the Commission that its client-auditor relationship with the Registrant ceased on January 7, 2008, even though Thomas Leger did not provide any services to the Registrant subsequent to August 14, 2007.

4.           Comment:  In accordance with Item 304(a)(1)(i) of Regulation S-B, please amend your filing to disclose whether RBSM LLP (“RBSM”) resigned, declined to stand for re-election, or was dismissed.  The use of the word terminated is not in accordance with Item 304 of Regulation S-B.

Response:  RBSM did not resign, did not decline to stand for re-election nor was it dismissed as the Registrant’s independent accountant.  RBSM was engaged to serve as the independent accountant for Cranston Inc., a Nevada corporation (“Cranston”) and the Registrant’s wholly-owned operating subsidiary, on February 23, 2008.  By its letter dated April 18, 2008, RBSM notified the Registrant and the Commission that its client-auditor relationship with the Registrant had ceased.  Amendment No. 2 has been revised accordingly.

5.           Comment:  Please revise your disclosure to clearly indicate the date of RBSM’s original engagement as your independent accountant (i.e. the engagement of RBSM as independent accountant of the Registrant subsequent to the reverse merger).

Response:  RBSM was not engaged as the Registrant’s independent accountant although, as noted in response to comment 4 above, RBSM was engaged as auditor for Cranston, on February 23, 2008, and it did review the Registrant’s unaudited financial statements for the third quarter of 2007, which were filed on November 14, 2007 with the Registrant’s 10-QSB.  Amendment No. 2 has been revised accordingly.

6.           Comment:  Please file an updated letter from RBSM as an Exhibit 16 reflecting their agreement or disagreement with the disclosures in your amended 8-K filing.  Please advise RBSM to revise the reference to Item 4(a) of your amended Form 8-K and to reference the exact paragraphs of their agreement or disagreement.  It does not appear that Item 4(a) is a specific section of your filing.

Response:  An update letter from RBSM has been filed as Exhibit 16.4 to Amendment No. 2, and the Registrant has advised RBSM in accordance with the Commission’s comment.

The Registrant hereby acknowledges that:

-	Registrant is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

-	Comments of the staff of the Commission, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to Amendment No. 2; and

-	Registrant may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MED-X SYSTEMS, INC.

/s/ Alan Moadel
By: Alan Moadel
Title: Chief Executive Officer
Principal Executive, Financial and Accounting Officer